Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

Ratio of Earnings to Fixed Charges:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
Interest expense	$993	$2,092	$2,319	$10,322	$14,849	$10,786	$12,295
Capitalized interest	—	—	—	—	—	—	—
Amortization of premiums, discounts and capitalized expenses related to indebtedness	195	310	185	1,031	2,375	1,713	1,486
Estimated interest portion of rental expense	7,115	7,286	6,961	7,378	9,518	7,138	7,240

Fixed charges	$8,303	$9,688	$9,465	$18,731	$26,742	$19,637	$21,021

Income (loss) before income taxes	$2,869	$70,496	$38,871	$(18,617)	$1,129	$(12,980)	$301
Fixed charges	8,303	9,688	9,465	18,731	26,742	19,637	21,021
Less: interest charges capitalized	0	0	0	0	0	0	0
Amortization of capitalized interest	0	0	0	0	0	0	0

Earnings (loss)	$11,172	$80,184	$48,336	$114	$27,871	$6,657	$21,322

Ratio of earnings to fixed charges	1.35x	8.28x	5.11x	*	1.04x	*	1.01x

*	Earnings were insufficient to cover fixed charges by $18,617 and $12,980 for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively.